                                         Andrew Chien

                                         President

                                         USChina Channel Inc.

                                         665 Ellsworth Avenue

                                         New Haven, CT 06511

VIA Edgar

April 3, 2007

U.S. Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

Washington, DC   20549

Re:  USChina Channel Inc. (the "Company")

Registration Statement of Form SB-2/A

Amendment #4

File number: 333-137437

Attention:       John D. Reynolds

                 Assistant Director

                 Office of Emerging Growth Companies

                 Goldie B. Walker

                 Financial Analyst

Revised article on the website:

     Difficulties After Going Public

(1) Shaanxi Jilong Science & Technology Co. recently in the Pink Sheet market, made a "reverse merge", with International Synergy Holding (stock symbol from ISYH.PK changed to AGMB.PK). The stocks, which are qualified to list in the Pink Sheet, did not need to file the financial report in the General Accepted Accounting Principles (GAAP) in the United States, audited by the members of the Public Company Accounting Oversight Board (PCAOB) with SEC. In US's capital market, the company, even it is the Native American company, which does not have the qualified financial report, is very difficult to obtain investor's trust. How many investors are there to believe a small Chinese company, which is several thousands of miles away, separated by the big ocean with them? The graduation of the company from the pink sheet to an exchange is also very difficultly; it requests the similar procedure of an IPO.  Moreover, if the purpose is only for the list in the Pink Sheet, the China's company may consider directly applying, not necessary to merge with a shell.

(2) SkyStar Bio-Pharmaceutical (also called Xi’an Tianxing Bio- Pharmaceutical) got trouble in the process of the reverse merger.

     In November 2005, SkyStar Bio Pharmaceutical Co. finished a reverse merger with Cyber Group of Network. The tick symbol changed from CGPN.OB to SKBI.OB. Although the company’s name and history changed after the reverse merger, the shell company left new trouble for Skystar Bio- Pharmaceutical. Inc.

  The managers of the Xi’an Tianxing Bio- Pharmaceutical had spent a lot of money to hire the consultants for the reverse merger. They did a lot of work in China before the merger. Unfortunately, they and their hired consultants didn’t notice that the original US " shell" company's president Cramer and other two directors’ issued many shares to themselves without proper disclosure in order to obtain the big profit for them in the reverse merger.

    The facts are:

(a) Before September 20, 2005, Scott Cramer, Steve Lowe and David Wassung total only had 41,093,138 shares, namely 24% of the US "shell" company's stock. Among them Scott Cramer had 17%, Steve Lowe 4% and David Wassung 3%. But when Mr. Cramer and other signed the reverse merger agreement on September 20, 2005, they claimed that they owned the majority of the company's stock without any disclosure when and how many the new shares of the Company’s stock they had acquired.

(b) On November 7, 2005, the day when SkyStar Bio- Pharmaceutical completed the merger, Scott Cramer, Steve Lowe and David Wassung obtained 322,811,335 new shares of the shell company’s stock. This was a great increase of 7.85 times of their original holdings. Then the three persons occupied the shell company’s stock from 24% to 72%. Among them Scott Cramer had 46%, Steve Lowe 15% and David Wassung 10%. They became the controllers of the shell company without any shareholders vote, without any disclosure, violated the company’s by-laws, the Nevada Business Act, and the 1934 Exchange Act as amendment. The new 322,811335 shares increase caused the total shares outstanding of the shell company from 177,188,665 shares to 500,000,000 shares, greatly diluted the original stock value.

   (c) The new stock issued at a fixes price, only 20% of the stock fair market value before the 7th day of the November 2005. Scott Cramer alone could get over $2.8 million dollars and huge profits if you calculated on that day’s stock price. This violated Statement of Financial Accounting Standards (SFAS) No.123 (R).

Eventually, after the market realized the greatly dilution of the shell company’s stock, the stock price dropped 65%, which caused many retail investors who purchased the stock from the end of September stock to the beginning of November, suffered huge loss.

    After the retail investors questioned the legality of the issued new shares, the company made confused story in the recently SEC filings.

    On the January 23, 2006 14f-1 filing, the Company admitted that there is a violation of Section 16(a) of the Exchange Act. It said ” Based solely on the company's review of these reports or written representations from certain reporting persons, during the year ended December 31, 2004, and during the current fiscal year, the Company believes that all filing requirements applicable to the Company's officers, directors, greater-than-ten-percent beneficial owner other persons subject to Section 16(a) of the Exchange Act were met, except that directors R. Scott Cramer, Steve Lowe and former director David Wassung were not able to file their Form 3 within 10 days after he was elected or appointed an officer and/or director of the Company nor were they able to file Form 4’s or Form 5’s in connection with transactions that occurred in the last fiscal year and/or in the current fiscal year”.

     On the 04/17/2006 10k filing of the company, under the new name of the Skystar Bio-Pharmaceutical, the Company again confirmed “that directors R. Scott Cramer, Steve Lowe and former director David Wassung were not able to file their Form 3 within 10 days after he was elected or appointed an officer and/or director of the Company nor were they able to file Form 4’s or Form 5’s in connection with transactions that occurred in the last fiscal year and/or in the current fiscal year”.

     The Company made new story on 04/17/2006 filing, it wrote:” On November 7, 2005, the Company issued 201,849,516 ( pre 1-for-397 Reverse Split ) shares of common stock valued at approximately $0.0025 per share ( the average price over the last 90 trading days prior to September 1, 2005, the date on which the Board authorized the issuances for amounts owed to Mr. Cramer, Mr. Lowe and Mr. Wassung ) to its former Chief Executive Officer and current Director, R. Scott Cramer as payment for accrued salary and expenses owed to him in the amount of $573,270.”

The board of the shell company authorized the issuance of new shares was on September 1, 2005. They used the vote power of the issued new shares to sign the merger agreement on September 20, 2006. But they reported to the SEC, and transfer agent and the public on November 7, 2006. That is 67 days later compared with 10 days requirement by the Exchange Act.

    Furthermore, when they issued the new shares to themselves, they had the financial information of the Skystar Bio-Pharmaceutical. They have known that their company stock price would rise. This is the insider trading, plus violating the disclosure requirement of the exchange act. These actions are considered to be fraudulent since the insiders are violating the trust or the fiduciary duty that they owe to the shareholders. The corporate insider, simply by accepting employment, has made a contract with the shareholders to put the shareholders' interests before their own, in matters related to the corporation. When the insider buys or sells based upon company owned information, he is violating his contract with the shareholders. The Insider Trading Sanctions Act of 1984 provides for penalties for illegal insider trading to be as high as three times the profit gained or the loss avoided from the illegal trading.

    After the Sarbanes - Oxley Act of 2002 passed, it requires the CEO and CFO to certify their financial reports. It also will give the penalty to the failure of corporate officers to certify financial reports.

On Dec.1, 2005, the shell company filed 10q form for the third quarter. The 10q form is for the period ended on September 31, 2005 and relative certificates were signed by both the new CEO Weibing Lu and the new CFO Erna Gao pursuant to Section 302 of the Sarbanes - Oxley Act of 2002. In that form, the company said “none” when to answer the question of “Unregistered Sales of Equity Securities and Use of Proceeds”. And the Company said that ”it has weighted average number of common shares outstanding - basic and diluted:  177,188,665”. The Company did not admit the existence of the granted 322,811,335 shares of the common stock.

After the merger finished, there is the lawsuit filed in Nevada to claim the merger is illegal. Also the SkyStar Bio-Pharmaceutical wanted to get the financing, and took the road show for several times. It had not yet got any money. Obviously, the trouble happened in the merger process gave some burden to the Company.

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Note: All comments published here only represent USChina Channel's own opinions.